Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT

The Contract or Certificate, as applicable, are hereby endorsed as follows:

1. Aetna may, from time to time, make one or more additional mutual funds ("Funds") available as investment options under this Contract, or stop making available one or more Funds previously offered as investment options under this Contract. In the event that occurs, all references to "Fund(s)" or "Funding Medium" or "Funding Media" in this Contract shall be read in such a way as to be consistent with such addition or deletion of available Funds, unless specifically indicated otherwise.

2. Aetna will notify the Contract Holder or Owner when it changes the Funds available under this Contract and will provide the Contract Holder or Owner with information regarding each Fund it adds.

3. Notwithstanding any other provision of this Contract, any Fund which is first made available under this Contract on or after the effective date of this endorsement is made available subject to the following terms and conditions:

     As to any such Fund:

     (a) The following paragraphs included (if not already included, then please add) in the text of the "Specifications" page are amended to read as follows:


     Deductions from Basic Stipulated Payment(s) - The amount of the Net Deposits applied will be the deposit(s) received minus a deduction for the premium taxes, if any.

     Deductions from the Separate Account and the Funds - Once Annuity payments begin, in order that the dollar amount of the Variable Annuity payments will not decrease, Aetna must earn a gross return on the assets of the Separate Account of: (a) 4.75% on an annual basis, plus, if your contract has been so endorsed, an annual return of up to .25% needed to offset the administrative charge set at the time annuity payments commenced, if an assumed net return of 3.5% is chosen; or (b) 6.25% on an annual basis, plus, if your Contract has been so endorsed, an annual return of up to .25% needed to offset the administrative charge set at the time annuity payments commenced, if an assumed net return of 5% is chosen. The foregoing language supersedes any language on the Specifications page or in the Contract to the contrary.

     (b) the Net Investment Rate or Net Return Rate, as applicable, shall be determined as follows:

     The Net Investment Rate or Net Return Rate is equal to:

     (i) The value of the shares of the Fund held by the Separate Account at the end of the Valuation Period; minus

     (ii) The value of the shares of the Fund held by the Separate Account at the start of the Valuation Period; plus or minus

     (iii) taxes (or reserves for taxes) on the Separate Account (if any); divided by

     (iv) the total value of the Fund Record Units and Fund Annuity Units of the Separate Account at the start of the Valuation Period; minus

     (v) A daily actuarial charge at an annual rate not to exceed 1.25% for mortality and expense risks, which may include profit; and a daily administrative charge which will not exceed 0.25% on an annual basis.

     A Net Return Rate or Net Investment Rate may be more or less than 0%. The value of a share of the Fund is equal to the net assets of the Fund divided by the number of outstanding shares of the Fund.

     The daily administrative charge may be changed annually except for amounts that have been used to purchase an Annuity. This charge will not exceed 0.25% on an annual basis.

Endorsed and made a part of this Contract or Certificate, as applicable, on the date, after any required state approval, as of which it is issued by Aetna.

                                       /s/ Dan Kearney

                                       President
                                       Aetna Life Insurance and Annuity Company